Skadden, Arps, Slate, Meagher & Flom llp and affiliates

M E M O R A N D U M

May 23, 2005

TO:	Douglas Scheidt
Elizabeth Osterman
Rochelle Plesset

FROM:	Michael Hoffman
Philip Harris

RE:	JER Investors Trust Inc.

JER Investors Trust Inc. (including its majority owned subsidiaries, “JERIT”) is a recently formed specialty finance company that originates and acquires real estate debt products. JERIT invests primarily in commercial mortgage backed securities (“CMBS”), commercial real estate mezzanine loans and B-Note participations in commercial real estate whole mortgage loans. JERIT may also invest in other real estate debt products. JERIT intends to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

JERIT intends to conduct its operations so as to be excepted from registration and regulation under the 1940 Act by Section 3(c)(5)(C) of the 1940 Act (and Section 3(c)(6) if, from time to time, it engages in a 3(c)(5)(C) business through one or more majority-owned subsidiaries). In this connection, JERIT intends to invest more than 55% of its assets in Qualifying Real Estate Assets (as defined below), including CMBS. When JERIT invests in CMBS, it generally will acquire the most subordinate class of a CMBS issuance then outstanding. The most subordinate class of a CMBS issuance is in the “first loss” position and is commonly referred to in the industry as the “Controlling Class” of a CMBS issuance. JERIT generally acquires 100% of the Controlling Class in each CMBS issuance that it acquires. In addition, JERIT generally acquires 100% of each succeeding senior class of CMBS through the BB class. In some cases, JERIT also acquires all or a majority of the BBB class.

On behalf of JERIT, we request that you concur in our view that Controlling Class CMBS are Qualifying Real Estate Assets (as defined below) for purposes of Section 3(c)(5)(C). On behalf of JERIT, we also request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) will permit JERIT’s Registration Statement on Form S-11, Registration No.333-122802 (the “Registration Statement”) to be declared effective if JERIT includes certain more senior classes of CMBS in the category of Qualifying Real Estate Assets for purposes of Section 3(c)(5)(C), subject to the conditions described below.

CMBS. CMBS are securities backed by pools of loans secured by first or, less often, junior mortgages (“Mortgage Loans”) on commercial real estate. The commercial real estate securing the Mortgage Loans generally consists of income producing properties including, but not limited to, office buildings, shopping centers, apartment buildings, manufactured housing communities, industrial properties, healthcare properties and hotels, among others. Mortgage Loans may be originated by various lenders and pooled together in a trust (a “Trust”) that issues CMBS in the form of various classes of fixed and floating rate debt pass through certificates secured by the cash flows from the underlying Mortgage Loans.

Classes of CMBS. CMBS issued by a Trust are rated by one or more nationally recognized statistical credit rating organizations and are rated from AAA down to B (or C in some cases).1 In addition, a Trust issues a class of CMBS that is not rated (the “NR” class). The NR class is generally the most subordinate class of the Trust and initially is in the “first loss” position. Consequently, the NR class is the Controlling Class on the date of issuance. Should the value of the NR class erode by more than 75% of its initial face amount, however, the rights originally exercised by the NR class as the Controlling Class are automatically transferred to the next more senior class. This self executing mechanism is intended to ensure that the class of CMBS that are then most “at risk” for losses have the control and discretion necessary to protect their interest, including the rights of foreclosure on the underlying mortgages. Therefore, if and when necessary, the rights of the Controlling Class of a CMBS issuance owned by JERIT are available to protect all classes of a CMBS issuance most at risk for loss and owned by JERIT, including the B, BB and BBB classes, without additional actions or approvals by the original issuer, the Trustee (defined below) or the other classes of CMBS.

The transfer of controlling class rights from one class to the next is not just a theoretical possibility. In practice, the controlling class rights are often conveyed from the NR class to the B class and from the B class to the BB class as losses are suffered by the NR class and the B class. In fact, when evaluating subordinate classes of CMBS, JERIT and its competitors assume and build in to their analysis principal losses to such classes of CMBS. Accordingly, the NR and B classes generally are purchased at significant discounts to face value. In general, NR classes are acquired at less than 40% of face value and B classes at less than 65% of face value.

[1]	Classes may be further divided by the rating agencies into sub-classes, such as B-, B and B+.

In order for JERIT to assure itself that it will be able to exercise the rights of the Controlling Class CMBS, JERIT generally acquires 100% of the NR, B and BB classes of a CMBS issuance and may also acquire all or a majority of the BBB class. In fact, the NR, B and BB classes often are sold as a “block transaction” because of the extensive due diligence that must be conducted in order for the purchaser of these classes of CMBS to evaluate the risks and to model the profitability of an investment in such classes of CMBS. JERIT generally takes two to three months to evaluate a CMBS investment, conduct its due diligence and negotiate the documentation governing these subordinate classes of CMBS. At the final stages of the closing of a CMBS issuance, the final loan pool is set and the rating agency gives the final class sizes to the issuer. JERIT views its investment in the subordinate classes of a CMBS issuance as a single real estate investment, even though for rating agency and market transparency reasons, the subordinate classes of a CMBS issuance may be divided into multiple classes. While the sizes of the various subordinate classes of a CMBS issuance are important to the market and senior investors for transparency and comparison purposes, they are irrelevant to JERIT from a due diligence and economic perspective, as loan loss projections are modeled against the entire loan pool. In addition, even though the subordinate CMBS may be divided into multiple classes, all tranches of the subordinate classes are typically paid the same coupon based on the weighted average coupon of the underlying mortgage loans. Thus, the only material difference in the non-investment grade classes is the level of subordination.

Foreclosure Rights. The Trust generally is administered by a trustee (the “Trustee”), a master servicer (the “Master Servicer”) and a special servicer (the “Special Servicer”). Although each plays an important role in administering the Trust, the Trustee and Master Servicer generally exercise ministerial functions, whereas the Special Servicer exercises all discretion in servicing defaulted Mortgage Loans. Ultimately, the Special Servicer has the greatest impact on the actual returns realized by holders of all of the CMBS.

The pooling and servicing agreement establishing the Trust (the “Pooling Agreement”) generally provides that the Trustee will administer the Trust and report information to certificate holders as required by the Pooling Agreement. The duties of the Trustee also typically include the maintenance of accounts into which certain amounts collected on the Mortgage Loans and other assets of the Trust may be deposited, the distribution of such amounts to the holders of the CMBS and the payment of certain fees and expenses incurred by the Trust. If the Trustee resigns or for any other reason ceases to act as Trustee of the Trust, a replacement Trustee that satisfies the qualifications set forth in the Pooling Agreement will be appointed. Typically, the holders of a majority of the CMBS issued by a Trust may remove and replace the Trustee at any time.

The Pooling Agreement generally provides that the Master Servicer will administer and service the Mortgage Loans, prior to the occurrence of a default or other material adverse event (or the determination by the Master Servicer that a default or other material adverse event is likely to occur) with respect to a Mortgage Loan. The duties of the Master Servicer typically include establishing various accounts in the name of the Trustee for the benefit of the certificate holders, collecting amounts payable on the Mortgage Loans and properties acquired through foreclosure and depositing such amounts in the accounts maintained in the name of the Trustee, directing the investment of such amounts in certain highly liquid, high credit quality cash equivalent investments permitted by the Pooling Agreement, paying certain fees and expenses incurred by the Trust, maintaining books and records on behalf of the Trust, maintaining certain insurance policies on the properties underlying the Mortgage Loans and monitoring Mortgage Loans for the occurrence of a default or other specified adverse events. If the Master Servicer defaults on its obligations under the Pooling Agreement, it may be removed and replaced by the Trustee.

The duties of the Special Servicer involve the greatest amount of discretion and have the greatest impact on the ultimate returns realized by the holders of the CMBS. These duties include evaluating defaulted Mortgage Loans with a view toward developing a plan to maximize the return to the Trust that may be realized on the Mortgage Loan (as described below), foreclosing upon defaulted Mortgage Loans, accepting deeds in lieu of foreclosure or making other arrangements for the collection of delinquent payments, directing appraisals to be conducted in connection with distressed Mortgage Loans and properties acquired through foreclosure and recommending and implementing a plan that details whether and how to sell, and negotiating the sale of, distressed Mortgage Loans and properties acquired through the foreclosure of Mortgage Loans.

When the Special Servicer assumes the administration and servicing of a defaulted Mortgage Loan, the Pooling Agreement requires the Special Servicer to exercise reasonable efforts to foreclose upon the Mortgage Loan or otherwise collect delinquent payments subject to the servicing standard set forth in the Pooling Agreement. Within a specified period of time after a Mortgage Loan becomes a specially serviced Mortgage Loan, the Special Servicer generally is required to deliver to a person nominated by the holders of a majority of the Controlling Class CMBS (the “Controlling Class Representative”) a report (the “Asset Status Report”) summarizing the status of the troubled Mortgage Loan and the Special Servicer’s recommended actions with respect to the Mortgage Loan. The Controlling Class Representative then has the opportunity to comment on the Asset Status Report and work with the Special Servicer to determine how to proceed with respect to the

Mortgage Loan until the earlier of (i) the Controlling Class Representative approves the Asset Status Report or (ii) a specified period of time passes from the date of preparation of the initial report, after which the Special Servicer implements the plan of action in the final version of the Asset Status Report.

The Special Servicer is required to administer and service the Mortgage Loans and properties acquired through foreclosure for the benefit of the holders of the CMBS in accordance with the servicing standard set forth in the Pooling Agreement, which among other things states that the Special Servicer will service the Mortgage Loans without regard to whether an affiliate of the Special Servicer owns any of the CMBS. In addition, the Controlling Class Representative is prohibited from directing the Special Servicer to act in any manner that would violate the law, the terms of a Mortgage Loan or the terms of the Pooling Agreement.

The Pooling Agreement grants the Controlling Class Representative a number of rights with respect to the administration and servicing of the Mortgage Loans by the Special Servicer. Of primary importance, the Controlling Class Representative has the authority to fire and replace the Special Servicer and has the option to purchase from the Trust any Mortgage Loan that has been turned over to the Special Servicer for administration and servicing as to which there has occurred a monetary default or a material non monetary default. The purchase price of any such Mortgage Loan is its fair value as determined pursuant to the terms of the Pooling Agreement. In addition, the Special Servicer generally is not permitted to take any of the following actions on behalf of the Trust unless it is approved in the Asset Status Report:

•	to modify or amend the terms of a Mortgage Loan or grant any waiver in respect thereof;

•	to approve any major leases as defined in the Pooling Agreement

•	to complete the foreclosure of a Mortgage Loan (i.e., to accept a property that may be acquired through foreclosure on a Mortgage Loan);

•	to sell a Mortgage Loan; or

•	to sell a property acquired through foreclosure upon a Mortgage Loan.[2]

[2]	In some CMBS transactions, the Controlling Class Representative may unilaterally prohibit the Special Servicer from completing any of these designated actions, subject to the application of the servicing standard by the Special Servicer.

Section 3(c)(5)(C). Section 3(c)(5)(C) of the 1940 Act excepts from the definition of “investment company”, in relevant part, any issuer primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The Staff interprets Section 3(c)(5)(C) to require (i) at least 55% of an issuer’s assets to consist of investments in mortgages and other liens on and interests in real estate (“Qualifying Real Estate Assets”) and (ii) at least 80% of an issuer’s assets to consist of investments in (A) Qualifying Real Estate Assets plus (B) other assets that are not Qualifying Real Estate Assets but which are real estate related assets (“Real Estate Related Assets”).3

Controlling Class CMBS. Qualifying Real Estate Assets in their simplest form include real estate and Mortgage Loans with respect to which the issuer holds the right to foreclose without the consent of others or other substantial impediments to foreclosure and where the value of the real estate security for any such loan equals or exceeds the amount of the Mortgage Loan when made (or, with respect to Mortgage Loans that were originated by a third party and subsequently purchased, where the value of the real estate security equals or exceeds the amount of the Mortgage Loan when made, as well as the purchase price of the Mortgage Loan when acquired).

The Staff also views real estate investments that are the “functional equivalent” of a fee interest in real estate or in a Mortgage Loan as Qualifying Real Estate Assets.4 For example, the Staff has stated that a general partnership interest in a partnership that owns a fee interest in real estate is a Qualifying Real Estate Asset where the general partner participates in the day to day management and control of the partnership.5 If the partnership owns Mortgage Loans, the general partner is required to have the unilateral right to cause the partnership to foreclose on the real

[3]	The Staff has not defined Real Estate Related Assets. Based on Staff pronouncements and conversations with members of the Staff, the Staff generally views Real Estate Related Assets much more broadly than Qualifying Real Estate Assets and generally would include assets such as debt and equity securities issued by companies engaged in the real estate business, securities issued by REITs, agency partial pool mortgage certificates and privately issued whole and partial pool mortgage certificates that are not otherwise treated as Qualifying Real Estate Assets.
[4]	See, e.g., NAB Asset Corp., SEC No Action Letter, 1991 WL 176787 (June 20, 1991) and United States Property Investments, NV, SEC No Action Letter, 1989 WL 246071 (May 1, 1989).
[5]	Id.

estate underlying the Mortgage Loans for the general partnership interest to be a Qualifying Real Estate Asset.6

The Staff also has treated certain fractional interests or participations in Mortgage Loans or pools of Mortgage Loans as Qualifying Real Estate Assets. For example, in a 1974 no action letter, the Staff took the view that a company primarily engaged in the acquisition of mortgage participation interests was excepted pursuant to Section 3(c)(5)(C) provided: (i) the interests were created by the fractionalization of whole Mortgage Loans or pools of whole Mortgage Loans which were purchased by the company, (ii) the company retained a continuing percentage ownership interest of at least 10% in each whole Mortgage Loan or pool, (iii) the company alone was the formal, record owner of the Mortgage Loans and (iv) the company had complete supervisory responsibility with respect to the servicing of the Mortgage Loans and had sole discretion to enforce collections and commence foreclosure proceedings.7 In a subsequent no action letter, the Staff permitted a trust that acquired participation interests in Mortgage Loans to rely on Section 3(c)(5)(C) provided that the Mortgage Loans were fully secured by real property and the interests were sufficient to give the trustee of the trust the right by itself to foreclose, on behalf of the trust, on the underlying Mortgage Loans.8 These letters indicate that a fractional interest in a Mortgage Loan or a pool of Mortgage Loans is a Qualifying Real Estate Asset for purposes of Section 3(c)(5)(C) provided it represents an economic interest in a qualifying Mortgage Loan or pool of Mortgage Loans and it gives the holder of the security the unilateral right to foreclose on the underlying Mortgage Loans.

The terms of the Pooling Agreement grant the Controlling Class Representative the unilateral right to replace the Special Servicer and to review and comment on Asset Status Reports, as discussed above, which gives the Controlling Class Representative effective control over the loan workout process and the decision whether and when to foreclose. In addition and of particular importance, if the Special Servicer ever refused to adopt an Asset Status Report requiring foreclosure of a defaulted Mortgage Loan as desired by the Controlling Class Representative, the Controlling Class Representative has the unilateral right [to acquire the Mortgage Loan and foreclose] upon it or take any other action.

[6]	Id.
[7]	See MGIC Mortgage Corp., SEC No Action Letter, 1974 WL 10243 (Aug. 1, 1974) ("MGIC").
[8]	See Northwestern Ohio Building & Construction Trades Found., SEC No Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,662 (May 21, 1984). The Staff did not require the issuer to have a minimum economic interest in the underlying Mortgage Loans in this letter.

In our view, when JERIT is the Controlling Class Representative for a CMBS issuance, as described above, its has the unilateral ability to cause foreclosure of the mortgages underlying the CMBS issuance and the Controlling Class CMBS acquired by JERIT are, accordingly, Qualifying Real Estate Assets. We respectfully request that you concur with our view.

Contiguous Classes of CMBS. The Staff has stated that certificates representing 100% of the economic interest in a pool of mortgages are Qualifying Real Estate Assets because the owner of the certificates has the same economic experience as if it owned all of the mortgages directly.9 When JERIT acquires the Controlling Class of a CMBS issuance and other classes of the same CMBS issuance, it has the same economic experience as if it acquired the pool of mortgages underlying the CMBS and financed the acquisition by issuing the more senior classes of CMBS. In this connection, a comparison of a CMBS financing to the financing arrangements in the Premier Mortgage letter is illustrative. Premier Mortgage Corporation (“Premier”) purchased notes secured by a pool of mortgages. Premier financed the purchase by issuing bonds and pledged the notes to a trustee in favor of the bondholders. Premier profited because the bonds it issued paid interest at a rate lower than the rate of interest that it earned on the notes securing the bonds and was entitled to retain any amounts left over after the principal amount of the bonds was repaid. Similarly, when JERIT acquires the NR class of a CMBS issuance and other classes of CMBS and has the unilateral right to cause foreclosure on the underlying mortgages, these classes of CMBS permit JERIT to protect its investment in the mortgages as losses occur and to profit from the value of the mortgages remaining after interest is paid and principal is repaid in respect of the senior classes of CMBS, just as if it had purchased the underlying mortgages and financed the purchase through the issuance of debt. The CMBS financing arrangement is the functional equivalent of the arrangement approved in Premier Mortgage, except that JERIT will have superior foreclosure rights to those possessed by Premier.

We respectfully request that the Staff permit the Registration Statement to be declared effective if JERIT includes in the category of Qualifying Real Estate Assets for purposes of Section 3(c)(5)(C) classes of CMBS senior to the Controlling Class of a CMBS issuance, provided that:

•	JERIT acquires 100% of the Controlling Class of the CMBS issuance; and

9	See, e.g., Rule 3a-7 Proposing Release, Release No. IC-18736 (May 29, 1992), [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶84,950, at 82,728; Protecting Investors: A Half-Century of Investment Company Regulation, SEC Staff Report (may 1, 1992), at 72; see also, Premier Mortgage Corp., SEC No-Action Letter (March 14, 1983) ("Premier Mortgage").

•	JERIT acquires 100% of the class of the CMBS issuance treated as a Qualifying Real Estate Asset and of each class junior to such class but senior to the Controlling Class (i.e., 100% of the B class, the BB class, the BBB class, and so on, up to the most senior contiguous class of the CMBS issuance owned 100% by JERIT). For purposes of this condition, the term “Controlling Class” includes any class of CMBS that JERIT owns that previously exercised the rights of the Controlling Class but lost such rights because the value of such class eroded by more than 75% of its initial face amount, provided that JERIT owns 100% of the new Controlling Class.

Current Status of JERIT under Section 3(c)(5)(C). Per your request, we have attached to this memorandum as Annex A a spreadsheet setting forth JERIT’s current portfolio and its portfolio on a pro forma basis assuming JERIT closes certain transactions for which it has made commitments, in each case indicating whether each asset is a Qualifying Real Estate Asset or a Real Estate Related Asset.

* * * * *

Thank you for your attention to this matter. If the Staff has any further questions or comments in respect of the foregoing, please telephone me at 212 735 3406 or Philip Harris at 212 735 3805.

cc:	Dan Ward
JERIT Investors Trust Inc.

9